Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-169119

August 18, 2011

Contact: Kristin Friel

(212) 412 7521

kristin.friel@barclayscapital.com

FOR IMMEDIATE RELEASE

Barclays Expands Volatility Suite of iPath® Exchange Traded Notes

New ETN provides investors with access to a dynamic volatility strategy

New York, NY (August 18, 2011) – Barclays Bank PLC announced today the launch of the iPath® S&P 500 Dynamic VIX Exchange Traded Note (ETN) on the NYSE Arca stock exchange under the ticker symbol XVZ. The ETN is designed to provide investors with a cost-effective way to gain exposure to a dynamic volatility strategy for the U.S. equities markets.

“We are pleased to expand our suite of volatility-linked exchange traded products with the first iPath ETN to offer exposure to a dynamic volatility strategy,” said Kevin Burke, Head of Investor Solutions at Barclays Capital.

“As investors are increasingly looking for ways to access equity market volatility, this ETN offers them exposure while aiming to reduce the roll cost during calm markets and potentially providing enhanced beta to the VIX Index during more volatile periods,” said Eric Schlanger, Head of U.S. Flow Derivatives at Barclays Capital.

This new ETN is linked to the S&P 500® Dynamic VIX FuturesTM Total Return Index which is designed to dynamically allocate between the S&P 500® VIX Short-Term Futures™ Index Excess Return and the S&P 500® VIX Mid-Term FuturesTM Index Excess Return by monitoring the steepness of the implied volatility curve and allocating dynamically between two components: a short-term volatility component and a mid-term volatility component. The Index seeks to react positively to overall increases in market volatility and aims to lower the roll cost of investments linked to future implied volatility. The ETN prospectus can be found on EDGAR, the SEC website at: www.sec.gov, as well as on the product website at www.iPathETN.com.

iPath ETNs are senior, unsecured, unsubordinated debt securities issued by Barclays Bank PLC. Barclays Bank PLC is the issuer of iPath ETNs and Barclays Capital Inc. is the issuer’s agent. BlackRock’s broker dealer affiliate, BlackRock Fund Distribution Company, engages in the promotion of iPath ETNs to intermediaries.

About Barclays

Barclays is a major global financial services provider engaged in retail banking, credit cards, corporate and investment banking and wealth management with an extensive international presence in Europe, the Americas, Africa and Asia. With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs over 145,000 people. Barclays moves, lends, invests and protects money for customers and clients worldwide. For further information about Barclays, please visit our website www.barclays.com

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Contact: Kristin Friel

(212) 412 7521

kristin.friel@barclayscapital.com

An investment in iPath ETNs involves risks, including possible loss of principal. For a description of the main risks see “Risk Factors” in the applicable prospectus.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iPathETN.com or EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free 1-877-764-7284, or you may request a copy from any other dealer participating in the offering.

BlackRock Fund Distribution Company assists in the promotion of the iPath ETNs.

iPath ETNs (the “ETNs”) are unsecured obligations of Barclays Bank PLC and are not secured debt. The ETNs are riskier than ordinary unsecured debt securities and have no principal protection. Risks of investing in the ETNs include limited portfolio diversification, trade price fluctuations, uncertain principal repayment, and illiquidity. Investing in the ETNs is not equivalent to investing directly in an index or in any particular index components. The investor fee will reduce the amount of your return at maturity or on redemption, and as a result you may receive less than the principal amount of your investment at maturity or upon redemption of your ETNs even if the level of the relevant index has increased or decreased (as may be applicable to the particular series of ETNs). An investment in iPath ETNs may not be suitable for all investors.

The ETNs may be sold throughout the day on the exchange through any brokerage account. There are restrictions on the minimum number of ETNs you may redeem directly with the issuer as specified in the applicable prospectus. Commissions may apply and there are tax consequences in the event of sale, redemption or maturity of ETNs. Sales in the secondary market may result in significant losses.

An investment in iPath ETNs linked to the performance of the S&P 500® Dynamic VIX Futures™ Total Return Index is subject to risks associated with fluctuations, particularly a decline, in the performance of the Index. The market value of the ETNs may be influenced by many unpredictable factors.

The value of the index will depend upon the success of the index in dynamically allocating between the short-term and mid-term volatility components. The allocation of the index is based on implied volatility measurements that may not effectively predict trends in future volatility, and is made in accordance with pre-defined weightings that may not be optimal. Additionally, the index may allocate to short as well as long positions in the index components and is not guaranteed to react positively to increased levels of market volatility. Because the performance of the index components is linked to the

Contact: Kristin Friel

(212) 412 7521

kristin.friel@barclayscapital.com

CBOE Volatility Index (the “VIX Index”), the performance of the index will depend on many factors including, the level of the S&P 500® Index, the prices of options on the S&P 500® Index, and the level of the VIX Index which may change unpredictably, affecting the value of futures contracts on the VIX Index and, consequently, the level of the index. Additional factors that may contribute to fluctuations in the level of the index include prevailing market prices and forward volatility levels of the U.S. stock markets and the equity securities included in the S&P 500® Index, the prevailing market prices of options on the VIX Index, relevant futures contracts on the VIX Index, or any other financial instruments related to the S&P 500® Index and the VIX Index, interest rates, supply and demand in the listed and over-the-counter equity derivative markets as well as hedging activities in the equity-linked structured product markets.

“Standard & Poor’s®”, “S&P®”, “S&P 500®”, “Standard & Poor’s 500TM”, “S&P 500 VIX Short-Term Futures™”, “S&P 500 VIX Mid-Term Futures™” and “S&P 500® Dynamic VIX Futures™” are trademarks of Standard & Poor’s Financial Services LLC (“S&P”) and have been licensed for use by Barclays Bank PLC. “VIX” is a registered trademark of the Chicago Board Options Exchange, Incorporated (“CBOE”) and has been licensed for use by S&P. The ETNs are not sponsored, endorsed, sold or promoted by S&P or the CBOE. S&P and CBOE make no representation, condition or warranty, express or implied, to the owners of the ETNs or any member of the public regarding the advisability of investing in securities generally or in the ETNs or in the ability of either index to track market performance.

© 2011 Barclays Bank PLC. All rights reserved. iPath, iPath ETNs and the iPath logo are registered trademarks of Barclays Bank PLC. All other trademarks, servicemarks or registered trademarks are the property, and used with the permission, of their respective owners.

NOT FDIC INSURED — NO BANK GUARANTEE — MAY LOSE VALUE